Greenhouse Solutions Inc.

4 Research Drive, Suite 402

Shelton, CT 06484

Phone: (203) 242-3065

Fax: (203) 402-7201

September 28, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:   Mr. Scott Anderegg, Staff Attorney

Dear Sirs:

Re:      Greenhouse Solutions Inc.  - Registration Statement on Form S-1

            Amendment No. 4 - File No. 333-167655

Further to your letter dated September 27, 2010 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

Dilution of the Price Per Share, pages 16-17

If the maximum number of shares is sold:

1.      Please re-label net tangible book value as pro forma net tangible book value or similar description in your reference when giving effect to the offering in the subsection and elsewhere throughout this section, if applicable.

We have updated this section as required.

Consolidated Financial Statements

Consolidated Statements of Operations, Page F-4

2.  We cannot recalculate your loss per share data based on the reported net loss of $6,202 and the 2,673,950 weighted average number of common shares outstanding. It appears the recalculated amount would be zero rounded with two decimal places. Please advise us or revise.

            We have revised the amount as required.

Yours truly,

           /s/ Michael Grischenko

           Michael Grischenko

Greenhouse Solutions Inc., President